

September 1, 2017

Ilan Ganot
Chief Executive Officer
Solid Biosciences Inc.
161 First Street, Third Floor
Cambridge, MA 02142

      Re: Solid Biosciences Inc.
          Draft Registration Statement on Form S-1
          Submitted August 4, 2017
          CIK No. 0001707502

Dear Mr. Ganot:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 4, 2017

Prospectus Summary
Overview, page 1

1.   We note your disclosure at the bottom of page 1 indicating that SGT-001 has demonstrated efficacy and safety in multiple preclincial models. Please note that it is premature to suggest that a preclinical candidate is either safe or effective. Please revise to remove this and any other statement suggesting that SGT-001 is safe or effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Implications of being an emerging growth company, page 6

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 59

3.   Please revise to disclose the amount of proceeds you intend to use for your SGT-001 clinical trials and clarify whether these proceeds are intended to complete a particular phase of clinical development or to fully achieve FDA marketing approval. To the extent that the proceeds are intended to complete only a particular phase of clinical development, please identify the relevant clinical phase and disclose the amount and source of other funds needed for you to achieve marketing approval. Refer to Instruction 3 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Equity-Based Compensation, page 73

4.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common units underlying your equity issuances and the reasons for any differences between the recent valuations of your common units leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business, page 84

5.   Please provide us support for your disclosure in the final sentence of the first paragraph on page 84. In this regard, please tell us whether your preclinical studies have assessed different types of mutations and what basis you have to make claims concerning potential efficacy at different stages of the disease in humans. Also, tell us how you are able to determine that SGT-001's has the potential to slow or halt disease progression in a "majority" of human patients. In this regard, it is unclear from your disclosure why the therapeutic benefit might be limited to less than all human patients with the disease. It also is unclear what basis you have to claim any degree of potential therapeutic benefit given the lack of any human testing.

SGT-001, page 90

6.   Please reconcile your statement that "AAV vectors have well established safety profiles in humans" with your risk factor disclosures on pages 21-22 concerning previous clinical trials involving AAV vectors for gene therapy.

7.   Your disclosure on page 90 indicates that there is significant data demonstrating the AAV9 capsid's ability to efficiently enter skeletal, diaphragm and cardiac muscle tissues. Please revise to discuss the data that supports this disclosure. Similarly, please provide support for your disclosure on page 91 concerning the results of NOS restoration.

8.   We note your Summary disclosures on pages 1 and 4 highlighting your "highly focused, data driven selection process." Please revise the Business discussion to discuss briefly your process and its application to your selection of SGT-001 for development. In this regard, it is unclear from your disclosure whether you conducted research on other drugs or gene therapies before focusing your curative development efforts on SGT-001.

SGT-001 preclinical program, page 91

9.   Please revise your disclosures concerning each preclincial study to clarify whether you conducted the study or whether it was conducted by a third party. Also, discuss when each study was conducted.

10.   Please amend the graphics throughout this section to indicate the number of animal subjects included in the relevant study. Please also amend the graphics on pages 93, 94 and 97 so that it is clear what information is represented by the lines extending from the bars shown, as they do not appear to align consistently with units shown.

General

11.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

        You may contact Bonnie Baynes at (202) 551-4924 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Joseph McCann at (202) 551-6262 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance